Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via Edgar Transmission

June 20, 2024

Ms. Lauren Pierce/Mr. Jan Woo
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Re:	STAK Inc. (the “Company”) Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted May 24, 2024 CIK No. 0002002453

Dear Ms. Pierce/Mr. Woo:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 6, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Form F-1”). The Company has submitted an Amendment No. 4 (the “Amendment”) to the Form F-1 in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cash Flows

Six Months Ended December 31, 2023 and 2022

Operating Activities, page 49

1.	Expand your disclosure to explain why your accounts receivable increased significantly in the six months ended December 31, 2023 in relation to your revenues during this period. Refer to Item 303(b)(1)(i) of Regulation S-K.

Response: The Company has revised the disclosures on page 49 of the Amendment in response to the Staff’s comments.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Securities and Exchange Commission Page 2

Business, page 57

2.	Your disclosure on page 44 identifies your strategic shift to allocate more resources towards research and development efforts for your new specialized oilfield equipment products as the factor in your decrease in revenue. Expand your business disclosure to discuss this strategic shift.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that the resources reallocation is not a strategic shift. The Company’s business strategy has always been dedicated to the production of specialized oilfield equipment and has not changed. The Company has not disposed any oilfield production equipment and is simply reducing the production of lower-margin specialized oilfield equipment, and focusing on the new specialized oilfield equipment with higher profit margin. Although different specialized oilfield equipment has different gross margins, they all share the same production facilities, and therefore, such reallocation of resources allows us to focus more on the products with higher profit margins and targets an increase in our overall gross margin. The Company has revised the disclosures on page 44 of the Amendment in response to the Staff’s comments.

Related Party Transactions

Share Issuances in May 2023, page 88

3.	Your disclosure herein indicates that these shares were issued in May 2023. However, your disclosure in Note 17 on page F-26 appears to indicate that these shares were issued in May 2024. Please advise or revise accordingly. In addition, your disclosures on page F-26 state that the issuance of these ordinary shares were on the same date (May 20, 2024) that you effected a one thousand-for-one subdivision of shares to shareholders. Please tell us why it appears that you issued and presented the issuance of these shares on a pre-split basis.

Response: The Company has revised the disclosures on page 88 of the Amendment in response to the Staff’s comments.

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Securities and Exchange Commission Page 3

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Chuanbo Jiang